[Letterhead of Paul, Hastings, Janofsky & Walker]

(212) 318-6275
rachaelschwartz@paulhastings.com

January 29, 2010	27346.00010

VIA REGULAR MAIL

Ms. Elaine E. Richards, Esq.
c/o U.S. Bancorp Fund Services, LLC
2020 E. Financial Way, Suite 100
Glendora, CA  91741

Re:	Professionally Managed Portfolios - File Nos. 33-12213 and 811-05037
TCM Growth Funds

Dear Ms. Richards:

We are counsel to Professionally Managed Portfolios (the “Registrant”).  You have asked us to review Post-Effective Amendment No. 367 to the Registrant’s Registration Statement on Form N-1A (File Nos. 33-12213 and 811-05037) (the “Amendment”) on behalf of Registrant’s series, TCM Small Cap Growth Fund and TCM Small-Mid Cap Growth Fund, which is being filed pursuant to paragraph (b)(1) of Rule 485 under the Securities Act of 1933, as amended.

Based on our limited review of the sections of the Amendment that you have indicated implement changes to the Registrant’s disclosures, we hereby represent our view that the Amendment does not contain disclosures that would render it ineligible to become effective under paragraph (b) of Rule 485.

Very truly yours,

/s/ Rachael L. Schwartz

Rachael L. Schwartz
for PAUL, HASTINGS, JANOFSKY & WALKER LLP